Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-276166

Pricing Term Sheet

Dated as of April 28, 2025

Norfolk Southern Corporation

$400,000,000 5.100% Senior Notes due 2035

The following information, which should be read in conjunction with the Preliminary Prospectus Supplement dated April 28, 2025 (the “Preliminary Prospectus Supplement”), supplements, and to the extent it is inconsistent with replaces, the information set forth in the Preliminary Prospectus Supplement.

Issuer:	Norfolk Southern Corporation

Format:	SEC Registered

Expected Ratings* (Moody’s/S&P)	Baa1/BBB+

Denominations:	$2,000 x $1,000

Trade Date:	April 28, 2025

Settlement Date**:	May 2, 2025 (T+4)

Principal Amount:	$400,000,000

Maturity Date:	May 1, 2035

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price / Yield:	103-06+ / 4.222%

Spread to Benchmark Treasury:	T + 90 basis points

Yield to Maturity:	5.122%

Coupon:	5.100%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2025

Public Offering Price:	99.830% of the principal amount

Optional Redemption:	Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is three months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 15 basis points, and (ii) if the notes are redeemed on or after the date that is three months prior to the Maturity Date, 100%.

CUSIP / ISIN:	655844 CV8 / US655844CV85

Joint Book-Running Managers:	BofA Securities, Inc.
SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, SMBC Nikko Securities America, Inc. at 1-212-224-5135, or Wells Fargo Securities, LLC at 1-800-645-3751. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another electronic system.